

Mail Stop 4720

December 14, 2009

By U.S. Mail and Facsimile to: (215) 981-4750

Jeffrey Weiss
Chairman and Chief Executive Officer
Dollar Financial Corp.
1436 Lancaster Avenue, Suite 310
Berwyn, Pennsylvania 19312-1288

> **Re:** **Dollar Financial Corp.**
> **Application for Qualification on Form T-3**
> **Filed December 8, 2009**
> **File No. 022-28924**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Application for Qualification on Form T-3

Exhibit T3E

1.   We note the "Summary of Material Differences between the Outstanding Notes and the New Notes" beginning on page B-9 of the Exchange Agreement. Please tell us why this particular discussion does not disclose that the resale of the

Outstanding Notes and shares of the company's common stock issuable upon conversion of the Outstanding Notes are covered by a registration statement on Form S-3 while the resale of the New Notes and the shares of the company's common stock issuable upon conversion of the New Notes will not be covered by a registration statement.

Closing Comments

As appropriate, please amend your application in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. We will consider your request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Trust Indenture Act of 1939 as it relates to this application.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending application, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Jeffrey Weiss
Dollar Financial Corp.
December 14, 2009
Page 3

of your filing or in response to our comments on your filing.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Barry M. Abelson, Esquire
        Brian M. Katz, Esquire
        Pepper Hamilton LLP
        (By facsimile)